[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 14, 2017

Keith A. Gregory

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cushing® Mutual Funds Trust Cushing® MLP Infrastructure Fund Registration Statement on Form N-1A (File Nos. 333-220521 and 811-23293)

Dear Mr. Gregory:

Thank you for your comments received on November 7, 2017 regarding Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) filed by Cushing® Mutual Funds Trust (“Registrant” or the “Trust”), on behalf of Cushing® MLP Infrastructure Fund, a series of the Trust (the “Fund”), on October 31, 2017 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement. The numbering of comments and responses below correspond to the numbering of comments and responses in our response letter filed in connection with the filing of the Amendment on October 31, 2017.

General

Comment 1	We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the Registration Statement. We note that some of our comments herein reference the registration statement filed on Form N-14 on September 19, 2017 (File No. 333-220520) relating to the reorganization of the Cushing® MLP Infrastructure Fund I and the Fund (“N-14”).

Response	The Trust notes the comment and has made conforming changes where appropriate throughout the Registration Statement and the N-14.

Comment 2	Portions of the filing are incomplete. Please update or complete all blank and bracketed items.

Response	The Trust notes the comment and has completed blank or bracketed items throughout the Registration Statement.

Securities and Exchange Commission

November 14, 2017

Comment 7	The Trust must include seed financials or include or incorporate by reference the financial statements of the Cushing® MLP Infrastructure Fund I, along with an auditor consent.

Response	The Trust has incorporated by reference the financial statements of Cushing® MLP Infrastructure Fund I and has filed an auditor consent as an exhibit to the Registration Statement.

Prospectus

Comment 11	Revise the description of the fee waiver/expense reimbursement to delete references to waivers of management fees and refer only to waiver or reimbursement of expenses in the footnote to the Fee Table and throughout the Registration Statement.

Response	The disclosure has been revised as requested.

Comment 17	Revised disclosure in Item 4 of Form N-1 indicates that Fund does not intend to invest more than 25% of its total assets in master limited partnerships that are treated for federal income tax purposes as qualified publicly traded partnerships (“QPTPs”). The phrase “does not intend” suggests that Fund may invest more than 25% of its total assets in QPTPs at some point in the future. We note that if that circumstances were to occur, the Fund could be treated as a C corporation rather than a RIC for tax purposes. Accordingly, please replace “does not intend to invest” with “will not invest.” We note that disclosure that the Fund will not invest more than 25% of its total assets in MLPs that are treated as QPTPs is included in the fourth paragraph of the “Principal Investment Strategies of the Fund” section of Item 9 of Form N-1.

Response	The disclosure has been revised as requested.

Comment 20	We note that the Fund will invest in debt securities of MLPs as part of its 80% policy, accordingly, please reinstate debt securities risk as a principal risk factor of the Fund in Items 4 and 9 of Form N-1A. In the alternative, please include a principal debt securities risk that is tailored to investments in debt securities of MLPs pursuant to Items 4(b) and 9(c) of Form N-1A.

Response	Investment in debt securities of MLPs has been reinserted as a principal investment strategy of the Fund and “Debt Securities Risk” has been reinserted as a principal risk of the Fund.

Comment 23	Item 4(a) of Form N-1A requires a summary of the principal investment strategies of the Fund, therefore please include a plain English summary of the Investment Adviser’s investment process in the Item 4 principal investment strategies section.

Response	The Trust has added the requested disclosure.

Securities and Exchange Commission

November 14, 2017

Comment 24	You indicated in your response letter that derivatives are not a principal strategy of the Fund. However, investing in securities that are derivatives of MLPs is included in the Fund’s 80% policy. Please reinstate a derivatives risk factor and specifically describe the types of derivate securities that are associated with MLPs and their unique risks as required by Items 4(b) and 9(c) of Form N-1A.

Response	The definition of MLP Investments as used in the Fund’s 80% test has been revised to remove securities that are derivatives of interests in MLPs from such definition. The Trust confirms that investment in derivative securities is not a principal investment strategy of the Fund.

Comment 26	We do not see the disclosure required by Item 4(b)(1)(iii) Of Form N-1A in the principal risks disclosure. Please include such disclosure. We note that the current disclosure at the bottom of the Table of Contents is neither sufficient nor located in the appropriate section of the Prospectus.

Response	The disclosure required by Item 4(b)(1)(iii) has been added.

Comment 30	Because the Fund will be including the Predecessor Fund performance after the closing of the Reorganization, please delete from the introductory narrative to the performance table that “a bar chart and past performance table are not included in this prospectus because the Fund has not yet completed a full calendar year of operations.”

Response	The disclosure has been revised as requested.

Comment 33	(a) The description of the Investment Adviser’s investment process is currently located under the caption “Additional Investment Strategies of the Fund and General Portfolio Policies.” As the Investment Adviser’s investment process is part of the Fund’s principal investment strategies please move this disclosure under the caption “Principal Investment Strategies of the Fund.” In addition, per the requirements of Item 9 of Form N-1A, please enhance the disclosure of the Investment Adviser’s investment process to include a plain English discussion of the Investment Adviser’s “fundamental, proprietary research” methodology. Please also include the Investment Adviser’s buy and sell procedures, as such disclosure appears to be missing from this section.

Response	The disclosure has been revised as requested.

(b) Master limited partnerships are described under the caption “ Additional Investment Strategies of the Fund and General Portfolio Policies.” As these investments are principal investments of the Fund, please move the disclosure under the caption “Principal Investment Strategies of the Fund” or delete the disclosure as appropriate.

Response	The disclosure has been revised as requested.

Securities and Exchange Commission

November 14, 2017

Comment 36	We note that the disclosure referred to in comment 36 has not been revised as requested. Please conform the disclosure to the similar disclosure in the Statement of Additional Information under the heading “Investment Restrictions” describing concentration in investment restriction #3. Please also confirm that the Fund will count the securities held by underlying investment companies for the purposes of the Fund’s concentration policy.

Response	The disclosure has been revised as requested.

Comment 39	Please revise the new disclosure to better conform to Comment 39 and instruction 2 of Item 11(a)(3) of Form N-1A. For example, please revise to state that NAV may change on days when shareholders will not be able to purchase or redeem fund shares and the reason for this occurrence.

Response	The disclosure has been revised as requested.

*                *                  *

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy

Enclosure